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Exhibit 12.1


           RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
                   FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (In thousands)

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                                                        For the
                                                     quarter ended
                                                       March 31,                 For the years ended December 31,
                                                     -------------   ---------------------------------------------------------
                                                         2005           2004        2003        2002        2001        2000
                                                       --------      ---------   ---------   ---------   ---------   ---------
Earnings:
Pre-tax income from operations before adjustment
  for minority interests in consolidated
  subsidiaries or income or loss from equity
  investees                                            $ 25,188      $ 199,700   $ 169,203   $ 172,018   $ 167,317   $ 135,462
Fixed charges                                            25,760         91,437      79,771      74,659      71,750      70,112
Plus: amortization of capitalized interest                7,967         29,447      28,040      20,940      18,443      14,233
Plus: distributed income from equity investees              994          7,124       4,095       2,916       6,656       2,968
Less: capitalized interest                               (9,811)       (41,466)    (38,816)    (38,093)    (33,158)    (37,600)
                                                       --------      ---------   ---------   ---------   ---------   ---------
Earnings available for fixed charges                   $ 50,098      $ 286,242   $ 242,293   $ 232,440   $ 231,008   $ 185,175

Fixed charges:
Interest incurred, both expensed and capitalized       $ 23,076      $  81,790   $  71,055   $  66,345   $  63,328   $  62,100
Debt issue cost amortization in the period                  950          3,461       3,050       3,290       3,919       4,630
Rental expense representative of interest factor          1,734          6,186       5,666       5,024       4,503       3,382
                                                       --------      ---------   ---------   ---------   ---------   ---------
Fixed charges                                          $ 25,760      $  91,437   $  79,771   $  74,659   $  71,750   $  70,112

Preferred stock dividends                              $     --      $      --   $      --   $      --   $      --   $      --
Ratio of earnings to fixed charges                         1.94           3.13        3.04        3.11        3.22        2.64

Ratio of earnings to combined fixed charges
  and preferred stock dividends                            1.94           3.13        3.04        3.11        3.22        2.64
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